SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number:  0-25848
                                                                        -------

                           NOTIFICATION OF LATE FILING

|_| Form 10-K   |_| Form 11-K    |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

         For Period Ended:  June 30, 2002
                           -----------------

|_| Transition Report on Form 10-K            |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F            |_| Report on Form N-SAR
|_| Transition Report on Form 11-K

         For Transition Period Ended: Not applicable.
                                      ---------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:     SLI, Inc.
                             -------------------------------

Former name, if applicable:  Not Applicable
                             -------------------------------

Address of principal executive office:   500 Chapman Street
                                         -------------------

City, state and zip code:   Canton, Massachusetts 02021
                            --------------------------------

                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |
        |   (a)      The reason described in detail in Part III of this form
        |            could not be eliminated without unreasonable effort or
        |            expense;
        |
        |   (b)      The subject annual report, semi-annual report, transition
        |            report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
  [X]   |            thereof will be filed on or before the 15th day following
        |            the prescribed due date; or the subject quarterly report
        |            or transition report on Form 10-Q, or portion thereof
        |            will be filed on or before the fifth calendar day
        |            following the prescribed due date; and
        |
        |   (c)      The accountant's statement or other exhibit required by
        |            Rule 12b-25 (c) has been attached, if applicable.
        |

                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         On August 1, 2002, SLI, Inc. and its subsidiaries (collectively, the "Company") announced that the Company was unable to obtain an extension to the Company's forbearance agreement from the Company's senior banks. The Company continues to be unable to obtain an extension of the previously announced forbearance agreement with respect to the Company's current defaults, including the payment default, with its senior banks. The Company also is continuing to explore all available alternatives to restructuring its existing debt and addressing its current liquidity issues, including the possibility of filing a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code and obtaining debtor-in-possession financing. The Company's senior management has devoted substantial time to exploring available alternatives to restructuring its existing debt and addressing its current liquidity issues.

         Additionally, the Company sold the assets of SLI Miniature Lighting GmbH and all of the outstanding stock of Sylvania Lighting International PTY Limited during the fiscal quarter ended June 30, 2002. SFAS No. 144 requires these sales to be recorded as discontinued operations in each of the periods covered by the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002. The Company's management is continuing to finalize its financial statements, including the notes thereto, in order to comply with SFAS No. 144.

         Due to the extensive amount of time allocated by management to address the foregoing, the financial statements of the Company, including the notes thereto, and the required disclosures have not been finalized. Until finalized, the financial statements and required disclosures of the Company which must be filed in connection with the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 pursuant to the Securities Exchange Act of 1934, as amended, cannot be completed. Accordingly, the Company is not in a position to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 on a timely basis without unreasonable effort or expense. Nevertheless, the Company expects to file the required Form 10-Q on or before the fifth calendar day following the prescribed due date.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Robert J. Mancini
         Chief Financial Officer
         of SLI, Inc.                           (781)               828-2948
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         (Name)                               (Area code)     (Telephone number)

         (2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes   |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               |X| Yes   |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects a net loss for the fiscal quarter ended June 30, 2002 of approximately $23.8 million as compared to net loss for the fiscal quarter ended July 1, 2001 of approximately $77.6 million. The reduction in net loss is primarily due to the loss from discontinued operations of approximately $8.7 million during the fiscal quarter ended June 30, 2002 as compared to a loss of approximately $59.6 million for the fiscal quarter ended July 1, 2001.

         The Company expects a net loss for the six months ended June 30, 2002 of approximately $72.0 million as compared to net loss for the six months ended July 1, 2001 of approximately $135.6 million. The reduction in net loss is primarily due to the loss from discontinued operations and restructuring of approximately of $12.5 million for the six months ended June 30, 2002 as compared to the six months ended July 1, 2001 of $120.7 million. Offsetting these reductions was an expense recorded by the Company for the six months ended June 30, 2002 resulting from a "cumulative effect of an accounting change" of approximately $43.6 million.


                                   SLI, Inc.
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                 (Name of registrants as specified in charter)

Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2002                       By:  /s/ Robert J. Mancini
       ----------------                           --------------------------
                                                  Robert J. Mancini
                                                  Chief Financial Officer